Exhibit 99.1

July 20, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice concerning the Determination of the Issuance Prices
of Stock Options (Stock Acquisition Rights)

Tokyo – July 20, 2011 – Advantest Corporation (the “Company”) resolved, at a meeting of its Board of Directors on July 4, 2011, to issue 89 types of stock options in the form of stock acquisition rights and determined the specific terms and conditions thereof.  The issuance price of each type of stock options has been determined as set forth below.

1. Date of allocation	July 20, 2011 * The same for all 89 types of stock options.

2. Issuance price	The issuance price for each type of stock options is as set forth in the Exhibit attached hereto.

Plan No.	Issuance price per stock option (JPY)
1	854
2	785
3	785
4	785
5	759
6	675
7	675
8	658
9	657
10	646
11	638
12	633
13	601
14	596
15	590
16	528
17	523
18	518
19	518
20	509
21	501
22	501
23	492
24	489
25	489
26	472
27	449
28	449
29	434
30	428
31	415
32	405
33	388
34	376
35	376
36	372
37	359
38	480
39	466
40	559
41	507
42	507
43	498
44	499
45	367
46	470
47	472
48	359
49	346
50	41
51	230
52	4
53	6
54	9
55	130
56	199
57	295
58	296
59	294
60	462
61	428
62	194
63	452
64	422
65	53
66	26
67	229
68	419
69	242
70	207
71	259
72	255
73	346
74	254
75	230
76	104
77	118
78	149
79	237
80	84
81	95
82	80
83	79
84	137
85	128
86	126
87	56
88	67
89	53